Exhibit 12.1

                             FREEPORT-McMoRan INC.
               Computation of Ratio of Earnings to Fixed Charges

                                         Years Ended December 31,
                             -------------------------------------------------
                                1994    1993      1992       1991       1990
                              ----------------  --------   --------   --------
                                             (In Thousands)
Income (loss) from
  continuing operations       $ 72,583 $(83,118) $187,811   $ 96,703   $283,523
Add:
  Provision for income taxes   148,388   17,854    75,597      2,970    258,796
  Minority interest income     168,951  (61,689)   72,987     67,953    126,415
  Interest expense              91,834   79,882    51,788     98,102    100,350
  Rental expense factor(a)      14,274   14,348    10,352      5,873      5,674
                              --------- -------  --------   --------   --------
Earnings available for fixed
  charges                     $496,030 $(32,723) $398,535   $271,601   $774,758
                              ======== ========  ========   ========   ========

Interest expense              $ 91,834 $ 79,882  $ 51,788   $ 98,102   $100,350
Capitalized interest            53,340   62,240    84,683     67,321     32,726
Preferred stock of majority-
  owned subsidiaries (b)        94,251   52,644    12,773       -          -
Rental expense factor(a)        14,274   14,348    10,352      5,873      5,674
                              --------- -------  --------   --------   --------
Fixed charges                 $253,699 $209,114  $159,596   $171,296   $138,750
                              ======== ========  ========   ========   ========

Ratio of earnings to fixed
  charges(c)                        2x      (d)     2.5x       1.6x       5.6x
                                    ==              ====       ====       ====

a. Portion of rent deemed representative of an interest factor.
b. Includes tax "gross-up" for the preferred stock dividend requirements of majority-owned subsidiaries included in minority interest income.
c. For purposes of this calculation, earnings are income from continuing operations before income taxes, minority interests and fixed charges. Fixed charges consist of interest, that portion of rent deemed representative of interest, and the preferred stock dividend requirements of majority-owned subsidiaries.
d. Earnings were inadequate to cover fixed charges by $241.8 million.